UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Taleo Corporation

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

87424 N 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87424 N 104	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Venture Fund 2001, L.P. EIN No.: 04-3544440
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 336,305 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 336,305 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,305 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.34%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 87424 N 104	13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II EIN No.: 04-3404818
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 46,544 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 46,544 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,544 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.19%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 87424 N 104	13G/A	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II-B EIN No.: 04-3404819
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 8,465 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 8,465 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,465 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12.	TYPE OF REPORTING PERSON* PN

Item 1(a).		Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Taleo Corporation (the “Company”).

Item 1(b).		Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 4140 Dublin Boulevard, Suite 400, Dublin, California 94568.

Item 2(a).		Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2001, L.P., a Delaware limited partnership (“BCVF”), (2) BCIP Associates II, a Delaware general partnership (“BCIP II”), and (3) BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”).

Bain Capital Venture Partners, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP II and BCIP II-B. BCVI is attorney-in-fact of BCI.

Item 2(b).		Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BVP, BCVI and BCI is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

Item 2(c).		Citizenship

Each of the Reporting Persons, BVP, BCVI and BCI is organized under the laws of the State of Delaware. Mr. Krupka is a citizen of the United States.

Item 2(d).		Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Class A Common Stock, par value $0.00001 per share (“Common Stock”).

Item 2(e).		CUSIP Number

The CUSIP number of the Company’s Common Stock is 87424 N 104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 391,314 shares of Common Stock of the Company representing, in the aggregate, 1.56% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 25,153,944 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 31, 2007 based on the Company Form 10-Q for the period ended September 30, 2007.

As of the close of business on December 31, 2007, the following shares were owned by the Reporting Persons:

BCVF owned 336,305 shares of the Company, representing approximately 1.34% of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

BCIP II owned 46,544 shares of the Company, representing approximately 0.19% of the Outstanding Shares. BCIP acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

BCIP II-B owned 8,465 shares of the Company, representing approximately 0.03% of the Outstanding Shares. BCIP II-B acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

	BCVF BCIP II BCIP II-B	336,305 46,544 8,465

`	(ii)	shared power to vote or to direct the vote:

0

	(iii)	sole power to dispose or to direct the disposition of:

	BCVF BCIP II BCIP II-B	336,305 46,544 8,465

	(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2008

BAIN CAPITAL VENTURE FUND 2001, L.P.
By	Bain Capital Venture Partners, L.P.,
its general partner
By	Bain Capital Venture Investors, LLC,
its general partner

BCIP ASSOCIATES II
By	Bain Capital Investors, LLC,
its managing partner
By	Bain Capital Venture Investors, LLC,
its attorney-in-fact

BCIP ASSOCIATES II-B
By	Bain Capital Investors, LLC,
its managing partner
By	Bain Capital Venture Investors, LLC,
its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka
Managing Director